SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

                       (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana  70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

Table of Contents

		Page Number

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	4

	Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	5

(b)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009	19

(c)	Signature	20

(d)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries VI

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VI (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE

New Orleans, Louisiana
June 25, 2010

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2009 and 2008

	December 31,
	2009	2008
INVESTMENTS:
Plan interest in Master Trust, at fair value	$27,027,692	$17,343,387

RECEIVABLES:
Annual Retirement Contributions	875,880	872,715

Net Assets Available for Benefits, at fair value	27,903,572	18,216,102

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(53,264)	8,053

Net Assets Available for Benefits	$27,850,308	$18,224,155

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

Participant
Directed
Additions to Net Assets attributed to:
Investment income:
Plan interest in Master Trust investment income	$5,741,125

Contributions:
Participant	3,311,182
Employer - net of forfeitures	2,142,233
Total contributions	5,453,415

Other credit adjustments - net	17,732

Total additions	11,212,272

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	1,584,905
Loan and brokerage fees	1,214
Total deductions	1,586,119

Net increase	9,626,153

Net Assets Available for Benefits
Beginning of Year	18,224,155
End of Year	$27,850,308

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Note 1.   General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VI (Entergy Savings Plan VI) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of Entergy Savings Plan VI is provided for general information only.  Entergy Savings Plan VI participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VI Plan Document, as well as the summary plan description, for a more complete description of Entergy Savings Plan VI's provisions.

General:  Entergy Savings Plan VI is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VI information.  Entergy Savings Plan VI is designed to comply with, and is to be construed in accordance with, the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and regulations and guidance issued thereafter.  Any provision of Entergy Savings Plan VI that is inconsistent with the provisions of EGTRRA shall be unenforceable.

Entergy Savings Plan VI is intended to constitute two types of plans qualified under Internal Revenue Code as follows:

•	A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under Internal Revenue Code Sections 401(a) and 401(k); and
•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

Plan amendments in 2009:  Entergy Savings Plan VI was amended on September 24, 2009 to permit rollover distributions from the Plan by non-spousal beneficiaries of employees and former employees.

Entergy Savings Plan VI also was amended on December 17, 2009 to comply with the provisions of the Pension Protection Act of 2006 and the Worker, Retiree and Employer Recovery Act of 2008.  Included among the changes made by these amendments were the following: (i) an amendment to provide that 2009 required minimum distributions would not be made to participants and beneficiaries, unless requested by the participant or beneficiary; (ii) an amendment to clarify that Entergy Savings Plan VI will not accept a rollover from a Roth IRA or Roth 401(k) account; and (iii) an amendment to allow for a rollover distribution from Entergy Savings Plan VI to a Roth IRA.

Entergy Savings Plan VI also was amended on December 17, 2009, effective January 1, 2010, to authorize the Employee Benefits Committee, the Plan Administrator for Entergy Savings Plan VI, to appoint an independent fiduciary with respect to the Entergy Corporation Stock Fund and to vest the independent fiduciary with the exclusive authority, responsibility, and control with respect to the management and disposition of to the Entergy Corporation Stock Fund, including the authority to eliminate the Entergy Corporation Stock Fund as an investment option under Entergy Savings Plan VI and the authority to sell or otherwise dispose of all of the Entergy Corporation stock held in the Entergy Corporation Stock Fund.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

The significant provisions of Entergy Savings Plan VI, including the effect of these amendments, are described throughout this note.

Trustee:  Entergy Savings Plan VI utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services.  Entergy Savings Plan VI's investment options, which are managed by its trustee or affiliates of its trustee, are:

•	Entergy Stock Fund
•	Stable Income Fund
•	T. Rowe Price New Income Fund
•	T. Rowe Price Balanced Fund
•	T. Rowe Price Blue Chip Growth Trust
•	T. Rowe Price Equity Income Trust
•	Vanguard Institutional Index Fund
•	T. Rowe Price Overseas Stock Fund
•	T. Rowe Price New Horizons Trust
•	TradeLink Participant-Directed Brokerage Account

If participants fail to designate how their contributions should be invested, contributions will be invested by the trustee in one of the following default investment funds depending on the year the participant was born.  Participants may also choose to direct their investment in a T. Rowe Price Retirement Fund.

•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement Income Fund

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility:  Entergy Savings Plan VI is available to eligible non-bargaining employees of Entergy Nuclear Operations, Inc. whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and who transferred employment to Entergy Nuclear Operations, Inc. from Nuclear Management Company, L.L.C. or from Consumers Energy Company upon the sale of Palisades to Entergy Nuclear Palisades, L.L.C.  Eligible employees may participate in Entergy Savings Plan VI as soon as administratively practicable following the employee's employment commencement date.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Contributions:  Contributions to Entergy Savings Plan VI made by or on behalf of participants are deposited with the trustee.  Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period.  Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both.  Contributions are limited by federal tax legislation.  The before-tax deferral contribution dollar limit for the calendar year 2009 was $16,500 per participant.  The overall annual limit for 2009 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $49,000.  Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions.  The dollar limit for catch-up deferral contributions for the calendar year 2009 was $5,500.  Based on nondiscrimination testing provisions under Entergy Savings Plan VI, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period.  Employer matching contributions are equal to 100% of the participant's contributions for the first 3% of eligible earnings, plus 50% of the participant's contributions for the next 2% of eligible earnings.  Employer matching contributions shall not be made with respect to i) catch-up deferral contributions and ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make a discretionary annual company retirement contribution on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans.  The amount of the annual company retirement contribution, which is equal to 5% of the employee’s base wages or salary, will be made after the end of the Plan Year and will be credited to the employee’s annual company retirement contribution account. To be eligible to receive this contribution, the employee must be employed as of the last day of the Plan Year.  However, if an employee retires, becomes totally and permanently disabled, or dies during the Plan Year, a prorated annual company retirement contribution will be made on behalf of that employee for such Plan Year.  The employing Entergy System Company made an annual company retirement contribution in the amount of $875,880 in January 2010 for the 2009 plan year and $872,715 in January 2009 for the 2008 plan year, which are reflected as an annual retirement contribution receivable in the Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008, respectively.

Entergy Savings Plan VI provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended, (excluding Roth IRA and Roth 401(k) accounts) may be accepted under Entergy Savings Plan VI as rollover contributions (rollover contributions).

Investments:  Participant contributions are invested as directed by participants in accordance with Entergy Savings Plan VI's investment options.  Participant contributions not directed to specific investment options are invested by the trustee in T. Rowe Price Retirement Funds.  Earnings on participant contributions are allocated based on participants' account balances in the funds.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

The value of investments may fluctuate with changes in market conditions.  The amount of risk varies based on the fund's investment goals and composition.  Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts:  Each participant's account is credited with the participant's contributions, company matching contributions, any annual company retirement contributions, and net earnings of Entergy Savings Plan VI's interest in the Master Trust (see Note 5).  Allocations are based on participant earnings or account balances, as defined.

Vesting:  Participants are fully vested at all times in the before-tax deferral account, after-tax account, the company match account, and the rollover contributions account. Participants become fully vested in their annual company retirement contribution account after three (3) years of vesting service with their Entergy System Company employer. Participants also will receive vesting service credit for their credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company prior to Entergy Nuclear Palisades, L.L.C.’s purchase of Palisades.  Participants also will become fully vested in their annual company retirement contribution account if they retire from their Entergy System Company employer after age 65, die, or become totally and permanently disabled, or if the participant’s employment is terminated as a result of a change in control of Entergy Corporation or the participant's Entergy System Company employer.

In-service withdrawals:  While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and rollover contributions.  Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older.  A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan VI in which the participant is vested.  A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants:  Entergy Savings Plan VI has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less.  The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1%, in accordance with an established schedule.  The loan must be repaid within 5 years, or 20 years if for the acquisition of the participant's primary residence.  If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits:  Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VI accounts upon termination of employment, retirement, disability, or death.  There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan VI, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the Internal Revenue Code.  Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts:  Participants with an account balance greater than $1,000 (including rollovers) are allowed, under the provisions of Entergy Savings Plan VI, to defer receipt of their vested account balance upon separation from Entergy Savings Plan VI until age 70-1/2.  The amount allocated to such participants was $729,192 at December 31, 2009 and $287,344 at December 31, 2008.

Forfeiture accounts:  Company matching contributions which matched a distributed excess deferral contribution shall be forfeited and credited to Entergy Savings Plan VI's forfeiture account.  A participant's unvested annual company retirement contribution account shall be forfeited if the participant terminates employment with his or her Entergy System Company employer and does not become reemployed by an Entergy System Company employer before incurring a five year break in service.  Forfeitures may, at the election of the EBC, be applied toward plan administration expenses or applied to reduce company matching contributions or annual company retirement contributions.  The forfeiture account totaled approximately $1,169 as of December 31, 2009 and $3,903 as of December 31, 2008 and includes realized and unrealized appreciation on the amounts in the forfeiture account.  During 2009, administrative expenses of $387 were paid out of the forfeiture account.  Administrative expenses paid out of the forfeiture account for 2008 were zero.

Note 2.    Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements:  The preparation of Entergy Savings Plan VI's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value.  Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust:  Entergy Savings Plan VI's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee).  Entergy Savings Plan VI maintains an undivided beneficial interest in each of the investment accounts of the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Investment valuation:  Cash and temporary cash investments are stated at fair value.  Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end.  Common stock is valued at quoted market prices.  Common collective investment trust funds are stated at fair value based on a net asset value per share as determined by the issuer of the trust fund based on the fair value of the underlying investments.  Participant loans are valued at the outstanding loan balances, which approximates fair value.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), as part of the Stable Income Fund.  The GICs and SICs are discussed in detail below (Note 4).  In determining estimated fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated December 31, 2009 market yields for similar investments.  GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals of early surrender by the trust.  The estimated fair values of the underlying assets of the SICs are presented at estimated fair value as determined by quoted market prices on the valuation date.  The estimated fair value of the SICs is presented on the investments of the Master Trust table (Note 5) and then adjusted to contract value.

In accordance with accounting guidance on reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and defined-contribution health and welfare and pension plans, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the accounting guidance.

Risks and uncertainties:  Entergy Savings Plan VI utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them.  The potential credit risk of the GICs as of December 31, 2009 and 2008 was $33,116,484 and $49,593,517, respectively.  The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust.  The potential credit risk for the SICs was $0 for 2009 and $2,063,112 for 2008.  As of December 31, 2009, the contract value and the fair value of the SIC assets were $288,098,717 and $296,733,960, respectively.  As of December 31, 2008, the contract value and the fair value of the SIC assets were $270,512,274 and $268,449,162, respectively.  There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise.  Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan VI.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Payment of benefits:  Benefits payable for terminations and withdrawals are recorded when paid.  This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises.  As of December 31, 2009 and 2008, there were no benefits payable for either year.

Income recognition:  The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits.  The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.    Fair Value Measurements

Effective January 1, 2008, Entergy Savings Plan VI adopted an accounting pronouncement providing guidance regarding defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements.  Adopting this guidance had no effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

As a result of adopting this fair value guidance, the Master Trust classifies its investments as follows:

•	Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date.  Level 2 inputs include the following:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability; or
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

If an asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2009.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$46,607,057	$-	$-	$46,607,057
Common stock	639,294,547	-	-	639,294,547
Mutual funds	863,470,831	-	-	863,470,831
Common trust funds	-	639,650,536	-	639,650,536
Guaranteed investment contracts	-	33,116,484	-	33,116,484
Synthetic investment contracts
Cash	15,533,735	-	-	15,533,735
Fixed income securities	33,343,566	247,856,659	-	281,200,225
Brokerage accounts
Mutual funds	53,017,384	-	-	53,017,384
Loans to participants	-	-	46,876,392	46,876,392
Total	$1,651,267,120	$920,623,679	$46,876,392	$2,618,767,191

The following table represents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Participant Loans
Balance as of January 1, 2009	$43,462,153

Realized gains (losses)	-
Unrealized gains (losses)	-
Purchases , issuances, and settlements	3,414,239
Transfers in and/or out of Level 3	-

Balance as of December 31, 2009	$46,876,392

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2008.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$36,955,957	$-	$-	$36,955,957
Common stock	641,585,638	-	-	641,585,638
Mutual funds	909,994,163	-	-	909,994,163
Common trust funds	-	199,963,464	-	199,963,464
Guaranteed investment contracts	-	49,593,517	-	49,593,517
Synthetic investment contracts
Cash	3,264,639	-	-	3,264,639
Fixed income securities	24,913,605	240,270,918	-	265,184,523
Brokerage accounts
Mutual funds	40,125,703	-	-	40,125,703
Loans to participants	-	-	43,462,153	43,462,153
Total	$1,656,839,705	$489,827,899	$43,462,153	$2,190,129,757

The following table represents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Participant Loans
Balance as of January 1, 2008	$46,119,545

Realized gains (losses)	-
Unrealized gains (losses)	-
Purchases , issuances, and settlements	(2,657,392)
Transfers in and/or out of Level 3	-

Balance as of December 31, 2008	$43,462,153

Assets included in Level 2 include common trust funds.  The common trust funds are issued by T. Rowe Price and hold investments in accordance with stated objectives.  The fair values of the common trust funds are estimated using the net asset value per share of the trust funds that are determined by the issuer of the trust funds based on the fair value of the underlying investments.  These common trust funds include: T. Rowe Price Equity Income Trust, which employs a value-oriented investment approach focusing on companies with an above-average dividend yield; T. Rowe Price Blue Chip Growth Trust, which focuses on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, an above-average growth and profitability; T. Rowe Price New Horizons Trust, which invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community; T. Rowe Price New Horizons Trust may also invest in companies that offer the possibility of accelerating earnings growth because of rejuvenated management, new products, or structural changes in the economy; and T. Rowe Price Stable Value Common Trust Fund, which is held by the Stable Income Fund and invests in investment contracts that are designed to provide principal stability and a competitive yield.  Plan participants may reallocate their Savings Plan accounts among the Savings Plan’s available investment options, including the common trust funds, at any time, subject to T. Rowe Price’s excessive trading guidelines.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Note 4.   Investment Contracts With Insurance Companies

The Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable.  In the case of the SICs, the trustee is also a party to the contract.  The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer.  The GICs provide for a fixed return on principal invested for a specified period of time.  SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract.  The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

	2009	2008
Average yields on investment contracts:
Based on annualized earnings (1)	4.02%	4.72%
Based on interest rate credited to participants (2)	3.85%	3.94%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs and SICs was approximately 4.4% for 2009 and 4.2% for 2008.  The crediting interest rates varied from 3.7% - 5.3% as of December 31, 2009 and from 3.0% - 5.3% as of December 31, 2008.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.  In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract.  Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Note 5.   Interest in Master Trust

Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts.  Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses.  As of December 31, 2009 and 2008, Entergy Savings Plan VI's interest in the net assets of the Master Trust was less than 1% for both years.

The fair values of the Master Trust's investments as of December 31, 2009 and 2008 are as follows:

	2009	2008

Cash and cash equivalents	$46,607,057	$36,955,957
Common stock*	639,294,547	641,585,638
Mutual funds	863,470,831	909,994,163
Common trust funds	639,650,536	199,963,464
Guaranteed investment contracts	33,116,484	49,593,517
Synthetic investment contracts	296,733,960	268,449,162
Brokerage accounts	53,017,384	40,125,703
Loans to participants	46,876,392	43,462,153
Total fair value of investments in the Master Trust	2,618,767,191	2,190,129,757
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(8,635,243)	2,063,112
Investments in the Master Trust	$2,610,131,948	$2,192,192,869

*The common stock consists entirely of Entergy Corporation common stock.  As of December 31, 2009 and 2008, $364,601,100 and $384,440,206, respectively, of the Entergy Corporation common stock was non-participant directed.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2009 are summarized as follows:

Dividend and interest income:

Common stock**	$21,835,380
Mutual funds	20,346,115
Common trust funds	23,505
Loans to participants	2,984,098
$45,189,098

Net realized and unrealized appreciation (depreciation) of investments:

Common stock**	($9,293,737)
Mutual funds	260,593,167
Common trust funds	54,295,770
Synthetic investment contracts	18,572,403
Brokerage accounts	14,267,796
$338,435,399

**The common stock consists entirely of Entergy Corporation common stock.  For the year ended December 31, 2009, $12,753,714 in dividend and interest income and $7,425,066 net realized and unrealized depreciation of investments of the Entergy Corporation common stock was non-participant directed.

Note 6.   Tax Status

Entergy Savings Plan VI was established on April 11, 2007 effective with the closing date of the acquisition of the Palisades nuclear power plant from Consumers Energy Company.  Entergy Savings Plan VI filed an application with the Internal Revenue Service (IRS) for a determination letter on January 31, 2008.  The IRS issued a favorable determination letter dated October 28, 2009 with respect to Entergy Savings Plan VI, subject to adoption of the proposed amendment to Entergy Savings Plan VI that was submitted to the IRS on August 31, 2009.  The proposed amendment was adopted by the Plan Sponsor on November 24, 2009.  The plan administrator believes, to the best of its knowledge, that Entergy Savings Plan VI is currently designed and being operated in material compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Accordingly, no provision for income taxes has been included in Entergy Savings Plan VI's financial statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Note 7.   Entergy Savings Plan VI Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan VI to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate Entergy Savings Plan VI subject to the provisions of ERISA.  In the event that Entergy Savings Plan VI is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan VI provides that all participants will be fully vested and the net assets of Entergy Savings Plan VI will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.  Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by Entergy Savings Plan VI and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.  As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions.  The year-end market price of Entergy Corporation common stock was $81.84 per share at December 31, 2009 and $83.13 per share at December 31, 2008.

Note 9.   Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008 presents the Entergy Savings Plan VI's interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts.  Entergy Savings Plan VI's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts.  The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per Entergy Savings Plan VI's Form 5500 as of December 31, 2009 and 2008:

	Net Assets Available for Benefits
	2009	2008
Net assets available for benefits, per the financial statements	$27,850,308	$18,224,155
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	53,264	(8,053)
Total assets per Form 5500, at fair value	$27,903,572	$18,216,102

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009 to the net income on Entergy Savings Plan VI's Form 5500 for the year ended December 31, 2009:

Increase in net assets per the financial statements	$9,626,153
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive	8,053
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	53,264
Net increase in assets per the Form 5500	$9,687,470

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Schedule of Assets (Held at End of Year)
As of December 31, 2009
Plan Sponsor: Entergy Corporation
E.I.N. 72-1229752 (Plan No. 15)

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 9.25%	03/05/2009-10/20/2018	N/A	$ 1,052,920

SIGNATURE

Entergy Savings Plan VI.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

By: /s/ Theodore H. Bunting, Jr. Theodore H. Bunting, Jr. Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated:  June 25, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142055 on Form S-8 of our report dated June 25, 2010, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VI, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VI for the year ended December 31, 2009.

DELOITTE & TOUCHE

New Orleans, Louisiana
June 25, 2010